UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-23071

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

           For Period Ended:                            July 29, 2006

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                       N/A

PART I
REGISTRANT INFORMATION

Full name of registrant                  The Children's Place Retail Stores, Inc.
Former name if applicable                                 N/A

915 Secaucus Road

Address of principal executive office (Street and number)

Secaucus, New Jersey 07094

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| |	| | | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

           State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Children's Place Retail Stores, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 29, 2006 (the "Second Quarter 2006 Form 10-Q") on September 7, 2006 because the Company needs additional time to complete an analysis of the accounting treatment for its past stock option grants and to determine the extent of any corrections that may be required to its previously reported financial results. This delay could not be eliminated by the Company without unreasonable effort and expense.

           Additional information about the Company's analysis of its stock option grants is contained in the Company's Current Report on Form 8-K filed September 8, 2006.

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

Susan Riley	(201) 558-2400

(Name)	(Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|Yes |_|No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|Yes |_|No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates that the statements of income to be included in its Second Quarter 2006 Form 10-Q will reflect significant changes in its results of operations from the corresponding period of the preceding fiscal year because of the opening of new stores and the growth in the Company's business since the second quarter of 2005. The Company expects the Second Quarter 2006 Form 10-Q to disclose that total sales increased from $318.7 million for the second quarter of 2005 to $395.6 million for the second quarter of 2006. However, because the Company has not yet determined whether it may record a non-cash charge to earnings for the second quarter of 2006 to correct the errors in the Company's accounting treatment for past stock option grants, or whether it will be necessary to restate the Company's previously filed financial statements for prior fiscal years and the first quarter of fiscal 2006, the Company is unable to estimate the amount of any changes in net income from the second quarter of 2005 to the second quarter of 2006.

The Children's Place Retail Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 8, 2006	By: /s/ Susan Riley Susan Riley, Senior Vice President and Chief Financial Officer